UNIGENE LABORATORIES, INC.
110 Little Falls Road
Fairfield, NJ 07004

June 27, 2005

Transmitted Via

EDGAR and Facsimile

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Unigene Laboratories, Inc. Form 10-K for the

Year Ended December 31, 2004 (“10-K Report”)

SEC File No. 0-16005

Dear Mr. Rosenberg:

By your letter dated May 10, 2005 (the “Comment Letter”) to William Steinhauer, Vice President of Finance of Unigene Laboratories, Inc. (the “Company”), the staff (the “Staff”) of the Securities and Exchange Commission provided certain comments with respect to the Company’s 10-K Report. The Company provided its response to the Comment Letter in a letter to you dated June 7, 2005 (the “Response Letter”).

The Company supplementally confirms to the Staff that it undertakes to disclose the information set forth in paragraph 5 of the Response Letter in future filings.

Please do not hesitate to contact the undersigned at (973) 882-0860 ext. 202 if you have any questions or if the Company can provide any further information that would be helpful to the Staff.

Sincerely,

William Steinhauer

Vice President of Finance

cc:	W. Levy, President and Chief Executive Officer
A. Bloom, Chairman, Audit Committee
Alon Gev, Grant Thornton LLP
E. DeTrizio, Dechert LLP